Exhibit 11

(IN THOUSANDS EXCEPT PER SHARE DATA)
	Second Quarter		First Six Months
	2010	2009	2010	2009

Net Earnings (1)	$14,975	$13,346	$28,174	$24,200

Weighted average common shares outstanding (2)	6,862	6,855	6,860	6,852

Common share equivalents relating to stock options when dilutive	1	-	1	-
Adjusted common and common equivalent
shares for computation (3)	6,863	6,855	6,861	6,852

Net earnings per share:
Basic (1 divided by 2)	$2.18	$1.95	$4.11	$3.53
Diluted (1 divided by 3)	$2.18	$1.95	$4.11	$3.53